March 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mary Mast and Angela Connell, Office of Life Sciences

Re: BrightView Holdings, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2020

Filed on November 18, 2020

File Number 001-38579

Dear Ms. Mast and Ms. Connell:

BrightView Holdings, Inc. (the “Company”) submits this letter in response to the comment (the “Comment”) from the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) received by electronic mail dated February 17, 2021, related to the above-referenced Annual Report on Form 10-K for the fiscal year ended September 30, 2020 (the “Form 10-K”).

For the Staff’s convenience, the Company has restated the Comment below in bold.

Form 10-K for the Fiscal Year Ended September 30, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 41

1.	Please provide us the following information, regarding your presentation of non-GAAP financial measures:
•	Describe the nature and purpose of the following non-GAAP adjustments and explain the factors you considered in excluding them from your non-GAAP financial measures:
o	Business integration and IT infrastructure, transformation, and other included within Business transformation and integration costs;
o	Offering-related expenses; and
o	Changes in self-insured liability estimates.
•	Tell us why inclusion of these adjustments is consistent with Question 100.01 of the Compliance & Disclosure Interpretations.

Response

The Company acknowledges Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated April 4, 2018, which states that certain adjustments, while not explicitly prohibited, could cause the presentation of the non-GAAP measure to be misleading. The Company respectfully advises the Staff that it has considered the prescribed guidance and the Staff’s overall perspective regarding non-GAAP measures and believes that exclusion of the selected “Business integration”, “IT infrastructure, transformation, and other”, “Offering-related expenses”, and “Changes in self-insured liability estimates” from the applicable non-GAAP financial measures does not cause those measures to be misleading.

Business integration:

As disclosed within Trends and Other Factors Affecting our Business, within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Form 10-K, the Company incurs isolated costs specifically related to the integration of acquired companies (“Business integration costs”). Such Business integration costs vary in amount due to the number of acquisitions and size of acquired companies as well as factors specific to each acquisition. As a result, these costs lack predictability as to occurrence and/or timing and create a lack of comparability between periods. For fiscal 2020, Business integration costs totaled $13.4 million and primarily consisted of: $5.4 million of one-time employee retention costs for six separately acquired companies; $3.3 million of employee onboarding and training costs associated with integrating twelve separately acquired companies; and $1.5 million for fleet and uniform rebranding to align with the Company’s quality and safety standards. The Company does not consider Business integration costs to be normal, cash operating expenses necessary to operate the Company’s business as they result solely from specific activities relating to the integration of acquired companies. Accordingly, the Company believes that exclusion of the foregoing expenses from the applicable non-GAAP financial measures is appropriate and does not result in measures that are misleading. To further improve clarity in future filings, the Company will enhance its existing disclosure within Trends and Other Factors Affecting our Business, to: (1) include employee retention and other one-time employee onboarding costs as illustrative Business integration costs; and (2) clarify that Business integration costs vary in amount due to the number of acquisitions and size of acquired companies as well as factors specific to each acquisition, and as a result lack predictability as to occurrence and/or timing, and create a lack of comparability between periods.

IT infrastructure, transformation, and other:

IT infrastructure, transformation, and other costs relate to distinct initiatives, typically significant enterprise-wide changes, and vary in amount based on occurrence as well as factors specific to each of the activities. These costs are outside of the normal operations of the business and create a lack of comparability between periods. For fiscal 2020, such costs totaled $15.3 million and included: $4.1 million of employee-related costs and accelerated lease exit expenses associated with the consolidation of three geographically dispersed corporate and shared service center facilities; $4.0 million of enterprise system implementation costs, including professional fees related to the IT system and control process design associated with the adoption of ASC 842 – Leases; $3.1 million of costs related to retiring out-of-date and unsupported branch-level resource planning software; and $2.4 million of professional fees for IT and other infrastructure assessment activities in connection with the evaluation of certain contemplated mergers, acquisitions and dispositions. Accordingly, the Company believes that exclusion of the foregoing expenses from the applicable non-GAAP financial measures is appropriate and does not result in measures that are misleading. To further improve clarity in future filings, the Company will enhance its existing disclosure within Trends and Other Factors Affecting our Business, to clarify that IT infrastructure, transformation, and other costs relate to distinct initiatives, typically significant enterprise-wide changes, and that such costs vary in amount based on occurrence as well as factors specific to each of the activities, are outside of the normal operations of the business, and create a lack of comparability between periods.

Offering-related expenses:

For fiscal 2020, Offering-related expenses of $4.4 million principally relate to $3.7 million of litigation expenses incurred as a result of two purported class action complaints related to the Company’s initial public offering, as disclosed within the Company’s Commitments and Contingencies footnote within Item 8. Financial Statements and Supplementary Data of Form 10-K for the Fiscal Year Ended September 30, 2020. These costs resulted from the initial public offering, are not expected to recur, and create a lack of comparability between periods. As a result, the Company believes that exclusion of the foregoing expenses from the applicable non-GAAP financial measures is appropriate and does not result in measures that are misleading. Subsequent to the filing of its Form 10-K, the Company has updated its disclosure to clarify that these costs represent “expenses incurred for IPO related litigation and subsequent registration statements.”

Changes in self-insured liability estimates:

As disclosed within the Company’s Commitments and Contingencies footnote within Item 8. Financial Statements and Supplementary Data of the Form 10-K, the Company’s insurance programs for workers’ compensation, general liability, auto liability and employee health care for certain employees contain self-insured retention amounts, deductibles and other coverage limits (“self-insured liability”). For fiscal 2020, the changes in self-insured liability estimates of $24.1 million primarily relate to a one-time increase in actuarial confidence levels to address the self-insurance programs’ potentially heightened volatility in future claims experience due to the uncertainties of the current environment. This action included analysis by additional third-party actuaries and was separate and distinct from the Company’s typical quarterly process to review and update assumptions for historical claims experience, discount rates, and other items. Such changes in actuarial confidence levels are not anticipated to recur and create a lack of comparability between periods. As a result, the Company believes that exclusion of the foregoing expenses from the applicable non-GAAP financial measures is appropriate and does not result in measures that are misleading.

Thank you for your letter, and we hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please do not hesitate to contact me at (240) 731-1792.

Sincerely,

/s/ Louay H. Khatib
Louay H. Khatib
Chief Accounting Officer

Copy to:

John A. Feenan, Executive Vice President and Chief Financial Officer

Jonathan M. Gottsegen, Executive Vice President, Chief Legal Officer and Corporate Secretary